UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2022 (Report No. 3)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Registered Direct Offering

On April 13, 2022, NLS Pharmaceutics Ltd., or the Company, entered into a securities purchase agreement, or the Purchase Agreement, providing for the issuance in a registered direct offering of (i) 3,015,384 common shares, par value CHF 0.02 per share, or the Common Shares, at a purchase price of $1.04 per share, and (ii) pre-funded warrants to purchase up to 1,184,616 Common Shares, or the Pre-Funded Warrants, at a purchase price of $1.04 minus CHF 0.02 per Pre-Funded Warrant. The offering is expected to close on or about April 25, 2022, subject to the satisfaction of customary closing conditions and requirements under applicable law. The Company’s Chairman of the Board of Director, Ronald Hafner, agreed to purchase 95,984 Common Shares in the offering.

In addition, pursuant to the Purchase Agreement, the investors will receive unregistered warrants, or Common Warrants, to purchase up to an aggregate of 3,150,000 Common Shares at an exercise of $1.04 per share. The warrants will be exercisable six months after their issuance and will expire five and a half years following their issuance.

Each Pre-Funded Warrant is exercisable for one Common Share at an exercise price of CHF 0.02 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

Pursuant to the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share equivalents for a period of 60 days following the closing of the offering, subject to certain customary exceptions.

The offering is expected to result in gross proceeds to the Company of $4,368,000, assuming full exercise of the Pre-Funded Warrants. The Company intends to use the net proceeds from the offering to fund the ongoing development of its lead product, Quilience® (Mazindol ER) for the treatment of narcolepsy, to support business development and licensing activities, and for general corporate purposes. The Company expects that upon closing of the offering, the Company will regain compliance with the $2,500,000 minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1).

The Company also entered into an agreement, or the Placement Agent Agreement, with A.G.P./Alliance Global Partners, as sole placement agent, or the Placement Agent, dated April 13, 2022, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the above-described offering. The Company agreed to pay the Placement Agent (except with respect to the securities to be purchased by Mr. Hafner) a cash placement fee equal to 7.0% of the aggregate gross proceeds received for the securities sold in the offering.

The Common Shares and Pre-Funded Warrants will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission, or the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-262489), which was declared effective by the SEC on February 11, 2022.

The Common Warrants and the Common Shares underlying the Common Warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyers as defined in Rule 144(A)(a), and have acquired the Common Warrants and the Common Shares underlying the Common Warrants as principals for their own respective accounts and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Common Warrants and the Common Shares underlying the Common Warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Common Warrants and the Common Shares underlying the Common Warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the Purchase Agreement, Placement Agent Agreement, Pre-Funded Warrants and the Common Warrants do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, Placement Agent Agreement, Pre-Funded Warrants and Common Warrants, which are attached as Exhibits 10.1, 10.2, 4.1 and 4.2, respectively, to this report and are incorporated herein by reference.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-262489), filed with SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
4.1	Form of Common Warrant
4.2	Form of Pre-Funded Warrant
10.1	Form of Securities Purchase Agreement, dated April 13, 2022, by and between NLS Pharmaceutics Ltd. and the purchasers named therein.
10.2	Placement Agent Agreement, dated April 13, 2022, by and between NLS Pharmaceutics Ltd. and A.G.P./Alliance Global Partners.
5.1	Opinion of Wenger Vieli AG, Swiss counsel to NLS Pharmaceutics Ltd.
5.2	Opinion of Sullivan & Worcester LLP, U.S. counsel to NLS Pharmaceutics Ltd.
23.1	Consent of Wenger Vieli AG, Swiss counsel to NLS Pharmaceutics Ltd. (included in Exhibit 5.1).
23.2	Consent of Sullivan & Worcester LLP, U.S. counsel to NLS Pharmaceutics Ltd. (included in Exhibit 5.2).
99.1	Press Release titled: “NLS Pharmaceutics Ltd. Announces US$4.4 Million Registered Direct Offering Priced At-The-Market Under Nasdaq Rules.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: April 14, 2022	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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